

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2014

Via E-mail
Yahor Bryshtsel
Principal Executive Officer
Milestone International, Corp.
9 Tankovaya Street, Ste. 2
Kaliningrad, Russia, 236038

> **Re: Milestone International, Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 18, 2013**
> **File No. 333-190726**

Dear Mr. Bryshtsel:

We have reviewed your amended registration statement and letters dated November 21, 2013, and December 18, 2013, and we have the following comments. References to prior comments are to those provided in our letter dated September 16, 2013.

General

1.   We note your response to prior comments 1 and 17 relating to whether you are a shell company. Please provide us with further support for your assertion that the activities you cite in response to prior comment 1 constitute greater than "nominal operations" under Securities Act Rule 405. In this regard, it is unclear to us how you concluded that conducting preliminary market research, signing a single Interior Design Agreement, and preparing a preliminary study and illustrations of design options represent greater than nominal operations. Based on the nominal activities you describe, it appears you should revise your prospectus to disclose that you are a shell company and to discuss the consequences of that status, including the following:

- the restrictions on your ability to use registration statements on Form S-8,
- the limitations on the ability of your security holders to rely on Rule 144,
- the requirement to file a Form 8-K containing Form 10-type information upon the consummation of an acquisition, and
- the potential reduced liquidity or illiquidity of your securities.

2.   Further to the above comment, we note the following disclosure in your Results of Operations discussion on page 24: "During the period [from inception on April 18, 2013 to November 30, 2013] we incorporated the company, prepared a business plan and signed a consulting agreement with DomReklamy, Ltd., a Russia based company…. We have not started our proposed business operations and will not do so until we have

completed this offering. We expect to begin operations within 12 months after we complete this offering." There is no discussion provided here regarding the revenue recognized or the operating expenses incurred during the period covered by the financial statements. Please tell us how this disclosure is consistent with your assertion that you are not a shell company.

3.   We note your response to prior comment 4. We are unable, however, to locate in the amended filing specific information on the interior design market conditions and background in the Kaliningrad and other Russian markets where you intend to operate initially. Please advise or further revise.

Prospectus Cover Page, page 2

4.   We note the disclosure added here in response to prior comment 5 that you "have no any [sic] plans, arrangements, commitments or understandings to engage in a merger with or acquisition of another company or companies, or other entity." As requested in our prior comment, please tell us in your response letter whether you have engaged in, or propose to engage in, any activities to identify a prospective merger or other business combination candidate.

Risk Factors

"Our common shares are not registered under the Exchange Act," page 13

5.   You indicate here that Section 12(g) of the Exchange Act will require you to register your shares of common stock under the Exchange Act if you have more than 500 shareholders of record at the end of your fiscal year. To the extent you retain this disclosure, please be advised that the triggers for requiring registration pursuant to Section 12(g) have been amended, and revise your disclosure accordingly.

Business, page 26

General

6.   Please revise to explain the relevance of the statement that manufacturers based in Kaliningrad get tax and customs duty breaks on the goods they send back to Russia, given that you do not appear to plan to engage in manufacturing.

7.   We note also the following assertion on page 26: "With an average GDP growth of more than 10% per year for three years to 2007, Kaliningrad is growing faster than any other region in Russia, even outstripping the success of its EU neighbors." To the extent you retain such disclosure, please include updated information regarding Kaliningrad's GDP growth, since the information presented appears to be over six years old. In addition, please provide supplemental support for the GDP information provided and the claim that

GDP growth in Kaliningrad is "growing faster than any other region in Russia," and revise to clarify to whom you are referring when you refer to "its EU neighbors."

Agreement, page 29

8.   We note your response to prior comment 14. As previously requested, notwithstanding that you have generated revenues based on the agreement, please clarify, if accurate, that your service agreement with DomReklamy Ltd. does not appear to obligate DomReklamy to purchase any services from you, nor for you to provide any services to it. In this regard, we again note that the agreement appears merely to set out the terms on which you will provide services if purchased.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Branch Chief - Accounting, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        W. Scott Lawler, Attorney at Law